CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2595/08/LTR

[redacted]

08006307

2 December 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 28 November 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Disposal of Millennium Seoul Hilton – Termination of Agreement*).

Yours faithfully

PROCESSED
DEC 23 2008
THOMSON REUTERS

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

K:\EL-Team\EL Team Folder\Ltr 2008\ADR\2595-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Nov-2008 17:25:24
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Disposal of Millennium Seoul Hilton - Termination of Agreement
Description	Please see attached the above announcement released by Millennium & Copthorne Hotels plc on 28 November 2008.
Attachments	DisposalUpdate.pdf Total size = **23K** (2048K size limit recommended)

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For Immediate Release 28 November 2008

Millennium & Copthorne Hotels plc ("M&C")

Disposal of Millennium Seoul Hilton – Termination of Agreement

M&C announced on 24 June 2008 that CDL Hotels (Labuan) Limited (the "**Company**") (a wholly-owned subsidiary of M&C) had entered into an agreement (the "**24 June 2008 Share Purchase Agreement**") with Kangho AMC Co. ("**Kangho**") pursuant to which the Company had agreed to dispose of its 100% holding in the issued share capital of CDL Hotels (Korea) Limited (the "**Disposal**"), which owns the hotel business undertaking of the Millennium Seoul Hilton Korea. The Disposal was subsequently approved by shareholders of M&C at an Extraordinary General Meeting held on 7 August 2008.

On 19 September 2008, M&C announced that Kangho had asked the Company for an extension of the completion date originally scheduled on 30 September 2008, whilst it finalised the terms of its financing arrangements. On 29 September 2008, M&C announced that the Company and Kangho had agreed, among other things, to the amendment of the completion date of the Disposal from 30 September 2008 to 28 November 2008.

M&C today announces that while the Company was ready, willing and able to complete the Disposal, Kangho has, in the current difficult financial markets, been unable to finalise its financing arrangements and, consequently, the remainder of the purchase price remains unpaid. The agreement for the Disposal has therefore terminated with immediate effect.

Following the termination of the Disposal, the Millennium Seoul Hilton will continue to be managed by the M&C group.

Enquiries:

Buchanan Communications Tel: +44 (0) 20 7466 5000

Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

Millennium & Copthorne Hotels plc Tel: +44 (0) 20 7872 2444

Adrian Bushnell, Company Secretary